Exhibit 99.1

Pulsenmore To Commence Trading on Nasdaq as It Expands FDA-authorized Home Prenatal Ultrasound Devices in the U.S.

Ramat Gan, Israel, Jan. 21, 2026 /PRNewswire/ — Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in home ultrasound technology, today announced that its shares will begin trading on Nasdaq at the U.S. market open today. The Company’s shares will trade under the ticker symbol PLSM on the Nasdaq Capital Market as well as the Tel Aviv Stock Exchange (TASE).

Pulsenmore is a digital health company developing home-use ultrasound and telehealth technology that enables physician-supervised prenatal monitoring outside traditional clinical settings. Its platform combines proprietary ultrasound hardware, secure cloud-based image transmission, and clinical review workflows to improve access, continuity of care, and patient experience.

The Company operates in select international markets in collaboration with healthcare systems and providers. Pulsenmore has received FDA authorization for its home-use prenatal ultrasound system, establishing a regulatory foundation for potential future commercialization in the United States.

“Pulsenmore offers the first and only FDA-authorized home-use prenatal ultrasound system,” said Dr. Elazar Sonnenschein, CEO and founder of Pulsenmore. “As we accelerate our expansion across the U.S. healthcare system and deepen our engagement with leading medical centers and hospitals nationwide, our Nasdaq listing marks a transformative step in the Company’s evolution. We expect this milestone will enhance long-term shareholder value by increasing visibility and liquidity, while providing a powerful platform to attract a broader, global investor base aligned with our growth strategy and mission.”

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through the development of home-use ultrasound technology that connect mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected time for Pulsenmore’s ordinary shares to begin trading on the Nasdaq and Pulsenmore’s expectation that the listing of its ordinary shares on the Nasdaq Stock Exchange will enhance long-term shareholder value. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com